RESTATED INTERIM MANAGEMENT’S DISCUSSION AND
ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Dated as of August 13, 2007, but updated to reflect changes resulting from the restated financial statements at November 14, 2007.

1

This restated Management’s Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the six month financial period ended June 30, 2007, and other material events up to the date of this report. The following information is prepared as of August 13, 2007 and is updated to reflect changes from the restated financial statements as at November 14, 2007. This discussion should be read in conjunction with the Company’s December 31, 2006 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the restated unaudited interim consolidated financial statements and related notes for the period ended June 30, 2007.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles, and all dollar amounts are in Canadian dollars, unless otherwise noted.

RESTATEMENT

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

  2006 year end entries were not correctly carried forward and/or reversed
  Revenue for the first quarter 2007 had been under accrued
  Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors have been corrected and amended interim statements for the periods ended March 31, 2007 and June 30, 2007 have been filed.

The following reflects the restatements to the interim financial statements:

		Three months ended June 30, 2007		Six months ended June 30, 2007		Three months ended March 31, 2007
		As originally		As originally		As originally
		reported	As restated	reported	As restated	reported	As restated
A.	Statement of Operations and Comprehensive Income
	Mineral sales	3,244,970	3,146,969	6,808,177	7,320,531	3,563,207	4,173,562
	Cost of sales	2,181,164	2,845,645	5,922,954	6,623,634	3,741,790	3,777,989
	Mineral property expenditures	2,141,759	2,194,383	3,416,962	3,469,586	1,275,203	1,275,203
	General and administrative	836,905	865,295	2,064,355	2,064,355	1,227,450	1,199,060
	Foreign exchange loss	981,668	1,259,636	1,077,125	1,355,093	95,457	95,457
	Income tax expense	167,547	257,547	255,177	435,177	87,630	177,630
	Net loss for the period	(4,538,559)	(5,750,022)	(8,457,590)	(9,156,507)	(3,919,031)	(3,406,485)
	Deficit, end of period	(33,384,768)	(34,083,685)	(33,384,768)	(34,083,685)	(28,846,209)	(28,333,663)
	Basic and diluted loss per common share	(0.06)	(0.08)	(0.12)	(0.13)	(0.06)	(0.05)

B.	Balance Sheet
	Amounts receivable, net	4,327,041	4,211,261	4,327,041	4,211,261	3,839,248	5,052,475
	Prepaid expenses, deposits and advances	379,842	299,848	379,842	299,848	1,155,444	615,447
	Mineral properties, plant and equipment	18,442,952	18,039,815	18,442,952	18,039,815	17,363,326	17,413,049
	Accounts payable and accrued liabilities	2,026,456	2,026,456	2,026,456	2,026,456	318,124	478,528
	Income taxes payable	120,403	220,409	120,403	220,409	138,831	188,834

C.	Statement of Cash Flows
	(i) Operating Activities
	Cash used in operating activities	(1,521,853)	(1,974,713)	(5,022,836)	(5,425,973)	(3,500,983)	(3,451,260)
	(ii) Investing Activities
	Additions to Mineral properties, plant and equipment	(1,954,195)	(1,501,335)	(2,764,251)	(2,361,114)	(810,056)	(859,779)

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	2

This Management’s Discussion and Analysis was restated to incorporate the impact of the changes to the interim financial statements for the three months ended June 30, 2007 and March 31, 2007.

SECOND QUARTER HIGHLIGHTS

  Mineral sales revenue for the three months ended June 30, 2007 increased to $3.1 million from $1.0 million for the three months ended June 30, 2006.

  Total second quarter 2007 production of 310,350 silver equivalent ounces (Ag Eq oz) compared to 138,658 Ag Eq oz in second quarter 2006.

  Second quarter 2007 earnings from mining operations (before amortization and depletion of mineral properties, plant and equipment) was $0.3 million.

  21% quarter-by-quarter increase in output at Guanajuato from 146,552 Ag Eq oz in the first quarter 2007 to 176,828 Ag Eq oz in second quarter 2007.

  Surface drilling at Guanajuato intersected four new silver-gold zones and provided further definition on the three previously known zones of silver-gold mineralization in the Promontorio area of the mine complex.

  Surface drilling results continued to expand the mineralized zone at the Mapimi Project. Highlights included 168 g/t silver equivalent (Ag Eq) over 78.65 metres; 212 g/t Ag Eq over 21.95 metres; and 372 g/t Ag Eq over 32.93 metres.

  Management team strengthened with appointment of Raakel Iskanius, CA as Chief Financial Officer.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	3

Selected Quarterly Information:

	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1	FY05-Q4	FY05-Q3
	(Restated)	(Restated)
Revenue	$3,146,969	4,173,562	3,876,592	1,828,398	959,062	405,390	-	$-

Total cash
production costs	2,845,645	3,777,989	3,664,827	1,960,363	738,227	755,630	-	-

General and
administrative	865,295	1,199,060	1,545,731	193,812	1,790,307	851,224	731,801	813,310

Stock-based
compensation	504,500	181,000	3,165,270	23,216	184,788	1,299,500	29,500	268,599

Loss for the
period	(5,750,022)	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)	(1,538,101)	(1,625,298)

Basic loss
Per share	(0.08)	(0.05)	(0.11)	(0.02)	(0.06)	(0.06)	(0.07)	(0.07)

Cash and
Cash equivalents	2,401,239	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869	5,295,397	3,069,139

Current assets	8,095,981	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454	6,480,430	3,986,600

Working capital	$4,909,509	10,180,448	12,533,156	14,958,996	16,519,943	2,856,603	1,407,474	$3,149,341

Certain comparative figures have been reclassified to conform with current period presentation.

SECOND QUARTER REVIEW

Gross revenue for the three and six months ended June 30, 2007 was $3,146,969 and $7,320,531, respectively, compared to revenue of $959,062 and $1,364,452 for the corresponding periods in 2006. This increase can largely be attributed to the increased in production at both the Topia and Guanajuato mines. For the three and six months ended June 30, 2007, combined output at Topia and Guanajuato was 310,350 and 628,793 silver equivalent ounces (Ag Eq oz.), respectively, compared to 138,658 and 229,039 Ag Eq oz, respectively, for the same periods in 2006. Over the twelve-month period between FY07-Q2 and FY06-Q2, a significant amount of refurbishment was completed at both plants which has increased the capacity at both locations. In addition, the quality and quantity of ore being processed at Topia and Guanajuato has steadily increased as new sites have been put into production that are yielding higher grade ore.

Gross revenue during the second quarter 2007 decreased by $1,026,593 compared to the previous quarter. This decrease can be attributed to a 2.5% decrease in total output from the two mines as well as an increase in the inventory value at the end of the second quarter. During the quarter, the areas surrounding the two mine sites experienced power outages and as a result, production at both the Topia and Guanajuato plants was interrupted. The Company is in continuous discussions with the local authorities to address these power outages and is in the process of determining alternative sources of power that may be available so as to not disrupt future production.

Throughput at Topia was also impacted by labour shortages due to extended statutory holidays and other civic celebrations specific to the municipality. These holidays and celebrations resulted in additional closures of the plant which impacted the quarterly production. Total throughput for the Topia and Guanajuato operations for FY07-Q2 was 55,810 tonnes compared to 57,922 tonnes for FY07-Q1.

For the three months ended June 30, 2007, output at Topia and Guanajuato was 310,350 silver equivalent ounces (Ag Eq oz) compared to 318,443 for the previous quarter. This marginal decrease can be largely attributed to the decrease in throughput as noted above. Ore with higher quality head grades partially offset the decreased production levels.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	4

The Company is continuing development work at both mine sites. With the commissioning of the third ball mills at both plants, the Company is now in the position to increase processing capacity and realize economies of scale. At Topia, the Company has identified additional areas of interest along the Animas vein that are yielding good grades in gold as well as silver-lead-zinc. Development work is currently underway on these zones. The best intersection of a recently completed drill program indicated 2.58 g/t Au over 2.50 metres, while individual samples in other holes returned assays up to 12.07 g/t Au.

The surface drill program at Guanajuato has also identified several new zones of silver-gold mineralization in the Promontorio / Garrapata area – the southern most part in the Guanajuato mine complex. All zones are sub-parallel and occur within 70 metres of the main Veta Madre.

Development of these and other areas at Topia and Guanajuato is necessary to bring both plants to full operating capacity. Exploration costs increased to $2,194,382 and $3,469,585 for three and six months ended June 30, 2007, respectively, compared to $848,972 and $1,108,673 for the three and six months ended June 30, 2006. These costs, although expensed during the quarter (in accordance to the Company’s accounting policies), will provide future economic benefits as the zones identified go into production. (Note - exploration costs include expenditures on the Mapimi project, described later in this discussion, of $809,468 and $1,256,594 for the three and six months ended June 30, 2007).

Cash cost of sales was $2,845,645 and $6,623,634, respectively, for the three and six months ended June 30, 2007 compared to $738,227 and $1,493,857, respectively, for the corresponding periods in 2006. The increase in cost of sales is due to increased production at both the Topia and Guanajuato operations. Ore processed at Topia during this period in 2007 was 7,407 and 15,568 tonnes, respectively, as compared to 4,592 and 8,292 tonnes processed during the same periods in 2006. Ore processed at Guanajuato during this period in 2007 was 48,403 and 98,163 tonnes, respectively, as compared to only 10,073 tonnes processed during the same periods in 2006 (no production during the first quarter of 2006).

For the three and six months ended June 30, 2007, amortization and depletion of mineral properties, plant and equipment increased by $542,603 and $1,307,901, respectively, as compared with the corresponding periods in 2006. The increase is primarily due to the fact that the Guanajuato plant facilities, building and plant rehabilitation expenditures were not in service during the first half of 2006 and as such, no amortization expense was recognized during that period.

General and administrative expenses (“G&A”) were $865,295 and $2,064,355, respectively, for the three and six months ended June 30, 2007 compared to $1,521,574 and $2,219,930 for the same periods in 2006.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	5

Accounting and audit related costs have increased by $77,728 and $144,631, respectively, for the three and six months ended June 30, 2007 compared to the corresponding periods in 2006. This increase is largely due to additional accounting personnel being added as a result of the growing complexity of the Company’s accounting processes arising from having fully operating subsidiaries in Mexico. Additional costs are anticipated through the balance of the year related to external audit attestation of the Company’s internal controls required by the Sarbanes-Oxley Act. The Company also expects to incur additional costs associated with the collection of its Mexican value-added tax paid on the purchase and sale of goods and services.

For the three and six months ended June 30, 2007, investor relations costs decreased by $390,326 and $309,707, respectively, compared with the corresponding periods in 2006. Costs incurred in 2006 included a significant one-time mail-out targeting U.S. investors. In addition, costs related to conferences and tradeshows have been lower this year as the Company is reviewing various marketing strategies.

Legal fees were $91,970 and $152,986, respectively, for the three and six months ended June 30, 2007 compared to $48,653 and $118,610 for the same periods last year. Legal fees have increased due to ongoing regulatory work as the Company pursues an American Stock Exchange (“AMEX”) listing. Legal costs were also incurred related to a frivolous lawsuit launched by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the "Cooperativa") against the administration of the Cooperativa. As Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), Great Panther and others were only named in the lawsuit (MMR purchased the Company's Guanajuato mine from the Cooperativa in 2005), the Company incurred some legal fees in researching the case and assisting the Cooperative in its defense. The lawsuit was abandoned late in the second quarter of 2007. The abandonment was officially confirmed by the Court after which the lawsuit cannot be re-initiated by the five dissidents.

For the three and six months ended June 30, 2007, travel expenditures decreased by $92,131 and $73,629, respectively, compared to the same periods in 2006. The decrease is due to higher than usual costs in 2006 incurred during the early stages of the Company’s mining operations as Company personnel traveled extensively to oversee the many aspects of bringing the mines and plants back into production.

For the six months ended June 30, 2007, the Company has incurred a foreign exchange loss of $1,355,093, an increase of $1,007,623 compared to the same month six-period ended June 30, 2006. The Canadian dollar has strengthened relative to the Mexican peso during 2007. As such, a foreign exchange loss was incurred on Mexican peso transactions and the revaluation of the Mexican subsidiaries’ monetary assets and liabilities at the current exchange rate at the quarter end.

PRIMARY MINING PROPERTIES

Topia Mine

For the three month period ending June 30, 2007, the Company processed 7,407 tonnes of ore compared to 8,161 tonnes in the previous quarter. Production of 133,522 Aq Eg oz was realized during the quarter compared to 171,891 Aq Eg oz for the three months ended March 31, 2007. The breakdown by metal in the recent quarter was 58,270 oz of silver, 126 oz of gold, 337,908 lbs of lead and 417,104 lbs of zinc. In addition to the aforementioned production for the quarter, the Topia plant processed 2,759 tonnes, or 27% of the total throughput, on a custom basis for local small miners. Custom milling uses up some of the excess plant capacity and helps to increase efficiencies and lower overall costs.

For the six month period, cumulative throughput has increased 88% from 8,292 tonnes in FY06 to 15,568 tonnes in FY07. This increase in production is a direct result of continual refurbishment of the plant and the development of various zones for mining.

Despite the decreased production for the quarter ended June 30, 2007, the Company continues to anticipate a general steady growth in production levels at Topia. Circumstances beyond the Company’s control, such as regional power outages, will impact production levels despite continual development of additional sites in preparation for mining.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	6

FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1
Tonnes milled	7,407	8,161	7,205	6,948	4,592	3,700

Gold ounces	126	148	145	106	85	69
Silver ounces	58,270	72,437	65,921	49,085	52,859	40,138
Lead tones	153	204	209	153	145	121
Zinc tones	189	252	245	202	166	131

Silver equivalent
ounces (Ag Eq oz)	133,522	171,891	156,556	121,166	115,672	90,381

Continuing underground development work is being conducted at Mina 80, Mina La Olivia, Argentina, San Miguel and Mina Descubridora. These additional areas, when put into production, will ultimately increase production levels and fully utilize the plant’s overall capacity. Refurbishment of the third ball mill at Topia is now complete. The Company anticipates some operating efficiencies as the larger ball mill will adequately handle the mine’s current production previously handled by two smaller ball mills. These two smaller ball mills will now only be activated when excess ore is available or the third ball mill is shut down for scheduled repair and maintenance.

Total cash cost of sales at Topia for the three and six months ended June 30, 2007 were CDN$1,167,943 and CDN$2,718,551, respectively, of which $51,583 and $112,640, respectively, was the cost associated with custom milling. The year to date direct cash cost of sales of USD$5.07 per ounce of Ag Eq increased slightly from the first quarter cost of USD$4.93 per ounce of Ag Eq.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	7

	June 30, 2007 YTD	June 30, 2007 YTD	June 30, 2007 YTD
	$CDN Cost	USD$ Cost per tonne	USD$ Cost per
			Ag Eq oz
Cash production cost	$1,432,894	$81.09	$4.13

Transportation and smelter	324,123	18.34	0.94

Direct cash cost of sales	$1,757,017	$99.43	$5.07
Site preparation and other
costs	848,894
Cash operating costs
(excluding custom milling)	2,605,911
Cash cost allocated to
custom milling	112,640

Total cash cost of sales	$2,718,551

Guanajuato Mine

Average grades for the quarter at the Guanajuato mine increased (from 0.71 g/t Au and 93 g/t Ag in Q1 to 0.80 g/t Au and 116 g/t Ag in Q2) as production from higher grade stopes made a greater contribution to daily throughput. Despite a 2.7% decrease in FY07-Q2 to 48,403 tonnes, relative to FY07-Q1 (49,761 tonnes), the Company realized a 20.7% increase in silver equivalent due to the higher grades.

	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1
Tonnes milled	48,403	49,761	39,932	36,106	10,073	-
Gold ounces	903	798	420	387	181	-
Silver ounces	131,683	106,646	52,499	39,246	13,735	-
Silver equivalent
ounces (Ag Eq oz)	176,828	146,552	73,995	59,088	22,986	-

The general increase in grades at Guanajuato and an anticipated overall increase in output are expected to continue over the next two quarters. Throughput for the quarter (48,403 tonnes) was marginally lower than FY07-Q1 (49,761) as a result of electrical power issues throughout the city of Guanajuato. Power outages in the area resulted in plant closures, and were beyond the control of the Company.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	8

Total cash cost of sales for the three and six months ended June 30, 2007 for the Guanajuato operations totaled CDN$1,677,702 and CDN$3,905,083, respectively. The year to date direct cash cost of sales was USD$8.97 per Ag Eq oz compared to the previous quarter’s direct cash cost of sales of USD$11.13 per Ag Eq oz. Realized efficiencies and the processing of higher quality ore has significantly reduced the production cost at Guanajuato.

	June 30, 2007 YTD	June 30, 2007 YTD	June 30, 2007 YTD
	$CDN Cost	USD$ Cost per tonne	USD$ Cost per
			Ag Eq oz
Cash production cost	$2,921,979	$26.23	$7.96
Transportation and smelter	370,395	3.32	1.01
Direct cash cost of sales	$3,292,374	$29.55	$8.97
Site preparation and other
costs	612,709
Total cash cost of sales	$3,905,083

An ongoing surface drill program, focused on defining mineralization in the Promontorio/Garrapata area, intersected four new silver-gold zones and provided further definition on three previously known silver-gold zones. All zones are sub-parallel and occur within 70 metres of the main Veta Madre. Having several zones within close proximity like this will significantly lower their development costs and plans are already in preparation for the exploitation of this area. The new mineralization lies between 70 and 150 metres below surface and is accessible by ramp.

The discovery of these new zones at Promontorio is significant, not only because of the near term potential for development, but also because they imply that much of the footwall and hangingwall to the Veta Madre has been largely unexplored and therefore undeveloped. With more than 4 kilometres of strike length existing on the mine property, the potential for additional zones to be found is excellent.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	9

For the year, 7,226 metres of surface drilling has been completed at Guanajuato. The drill program has recently been completed and was intended to further evaluate and understand the various zones associated with the prolific Veta Madre structure.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has options on two significant exploration properties known as the Mapimi Project and the San Antonio Project. The Virimoa Project was returned to the vendor during the quarter.

Mapimi Project

The Company is continuing exploration work on the La Gloria and Las Palmitas Zones in an attempt to confirm and better delineate previous reverse circulation and core drilling completed by Coeur d’Alene Mines Corp. in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq oz), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Work completed on the Mapimi Property continues to be highly encouraging as the recently completed drilling program confirms extensions of known silver-lead-zinc mineralization. Geophysical surveys, including results from a recently completed Induced Polarization (IP) survey are being analyzed to plan a 3,000-metre drilling program to commence later this summer. The goal of this program is to substantially increase the aforementioned NI 43-101 resource and determine the potential for an open pit mine.

San Antonio Project

Under the terms of an option agreement with Altair Ventures Inc., where the Company is the operator of the project, geological mapping and sampling was initiated on the San Antonio Project. Field crews are assessing data to identify specific targets for a diamond drilling program scheduled to commence in the latter part of the third quarter of this year.

Virimoa Project

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property in Durango State. No field work was conducted on the property during the six months ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been fully qualified. The financial success of the Company relies on management’s ability to continue the successful rehabilitation, development and operation of its mines, to develop its exploration properties, and ultimately achieve profitable operations. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $2,401,239 as at June 30, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets. The decrease is partially offset by positive operational cash flow now being generated by the two mines.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	10

The Company had working capital of $4,909,509 as at June 30, 2007 compared with working capital of $12,533,156 as at December 31, 2006. Working capital, together with the anticipated exercise of outstanding warrants, should be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months.

Investing Activities

For the three and six months ended June 30, 2007, the Company had a net cash outflow from investing activities, for purchase of capital assets, of $1,501,335 and $2,361,114, respectively.

Financing Activities

For the three and six months ended June 30, 2007, the Company raised proceeds of $442,823 and $1,191,636, respectively, though the exercise of warrants and $87,750 and $182,250, respectively, through the exercise of options.

The Company made repayments of long-term debt during the three and six months ended June 30, 2007 of $232,710 and $393,608, respectively.

On July 4, 2007, the Company received total cash proceeds of $4,050,000 on the issuance of two unsecured convertible notes bearing interest at 8% per annum, maturing July 14, 2011. The notes are convertible into common shares of the Company at a price of CDN$2.25 per share.

Subsequent to June 30, 2007, the Company received proceeds of $730,615 on the further exercise of warrants and options.

Outlook

Great Panther continues to experience strong growth at its two mines. The Company has completed the work necessary to bring the third ball mills at each of the two plants into operation. This milestone will increase the production capabilities at both Topia and Guanajuato and create some operational efficiencies. The Company is continuing with mine development in new areas at both mine sites in order to provide additional working faces and higher levels of production.

It is anticipated that for the next twelve months, Great Panther will not be relying on the equity markets to meet its financing needs. The Management of the Company believes that there are adequate funds currently available to maintain its current operations.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management had concluded that, as of December 31, 2006, material weaknesses existed in the Company’s internal control over financial reporting. These weaknesses are detailed in the Company’s December 31, 2006 Management Discussion and Analysis.

During the first six months of 2007, the Company has worked diligently towards improving its internal controls and remediating internal control weaknesses identified through hiring more experienced and qualified staff in both Canada and Mexico. In addition to improvements made in the accuracy and timeliness of financial reporting from the Company’s Mexican operations, increased senior management review and supervision over financial reporting has been implemented. Management has also retained the services of a senior-level accounting professional with significant internal audit experience to assist in the planning and evaluating of internal control testing as well as reviewing the Company’s remediation of internal control weaknesses.

GREAT PANTHER RESOURCES LIMITED RESTATED SECOND QUARTER 2007 (UNAUDITED)	11

CHANGES IN ACCOUNTING POLICIES

Changes in accounting policies introduced during 2007 are described in detail in Note 2 of the unaudited Consolidated Financial Statements for June 30, 2007.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three months	Three months	Six months	Six months
	ended	ended	ended	Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Consulting fees paid or accrued to companies controlled by directors of the Company	$149,000	$100,800	$286,000	$194,250

Consulting fees paid or accrued to companies controlled by an officer of the Company	100,809	68,856	200,554	139,877

Cost recoveries received or accrued from a company with a common director of the Company	149,448	-	275,507	-

Office and administrative fees paid or accrued to a company controlled by a director of the Company	$10,701	$25,740	$20,362	$51,104

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 72,278,182 common shares issued and 18,514,244 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 94,122,729.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

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The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2006 Annual Management’s Discussion and Analysis. The risk profile of the Company remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

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